SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F ___   Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press release dated November 5, 2002 and Financial statements .

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

FOR IMMEDIATE RELEASE

                    CGI Reports Strong Growth in Fiscal 2002

Montreal, November 5, 2002 - CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported audited results for the year ended September 30, 2002. All figures are in Canadian dollars unless otherwise indicated.

Fiscal Year 2002 Highlights
o    Revenue of $2,169.6 million was 39.0% higher than in fiscal 2001.
o Net earnings for the year increased 51.0% to $135.8 million, from comparable cash net earnings of $89.9 million reported for fiscal 2001.
o Basic net earnings per share of $0.36 for fiscal 2002 were up over comparable cash net earnings per share of $0.30 reported for fiscal 2001, after giving effect to a 26.0% increase in the weighted average number of shares outstanding.
o EBITDA, EBIT and net earnings margins all improved from last year, reflecting improved synergies realized from acquisitions and new outsourcing contracts.
o    Cash flow from operating activities was $177.4 million.
o The current backlog of signed contracts stands at $10.4 billion with a weighted average remaining contract term of 7.7 years.
o The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.



                                                      12 months ended
In millions of CDN$ except per share amounts            September 30
                                                     2002             2001
----------------------------------------------- -------------- ----------------

Revenue                                              $2,169.6        $1,560.4
----------------------------------------------- -------------- ----------------
Earnings before amortization of goodwill
(cash net earnings)                                    $135.8           $89.9
----------------------------------------------- -------------- ----------------
Net earnings                                           $135.8           $62.8
----------------------------------------------- -------------- ----------------
     Cash net earnings per share                        $0.36           $0.30
----------------------------------------------- -------------- ----------------
     Net earnings per share                             $0.36           $0.21
----------------------------------------------- -------------- ----------------
Order backlog                                         $10,400          $9,300
----------------------------------------------- -------------- ----------------

         Note: In accordance with CICA recommendations, CGI stopped recording amortization of goodwill on October 1, 2001, rendering earnings before amortization of goodwill (cash net earnings) and net earnings equivalent starting FY02. Numbers reflect modified presentation based on EITF 01-9 of the Financial Accounting Standards Board. CDN$/ 1.57 =1 US$

                                                   CGI Reports 4Q & FY02 Results
                                                                November 5, 2002
                                                                          Page 2



"CGI delivered a very strong year of growth, despite a challenging operating environment," said Serge Godin, chairman and CEO. "In Canada, where market conditions remain stable, our position as the leading provider of end-to-end IT services and our deep client partnerships helped us win new contracts, add-on projects, renewals and extensions for outsourcing, systems integration and consulting services."

Mr. Godin added, "The systems integration and consulting business in the US and in France is still difficult and a return to solid spending levels is not expected before 2004. In the meantime, we are leveraging our existing client relationships in these geographies and becoming even more aggressive in the US IT and business process outsourcing markets, where demand is strong and expected to remain strong."

In fiscal 2002, CGI made five acquisitions, invested in one joint venture company and booked over $3.5 billion in contract wins, renewals and extensions. As at September 30, 2002, CGI and its affiliated companies employed 14,600 people in 60 offices around the world.

Fourth Quarter Results (See also: Q4 MD&A filed with Sedar & Edgar and available at www.cgi.com) Revenue for the fourth quarter ended September 30, 2002 increased 23.8% to $571.9 million, from $461.9 million in the same quarter last year, and was up 3.3% sequentially over third quarter revenue of $553.4 million. The year-over-year organic growth of 20.6% was driven by a combination of new client wins, renewals, and add-on projects from existing clients.

In the fourth quarter, revenue from long-term outsourcing contracts represented 75% of the Company's total revenue, including 16% from business processing services, while project oriented consulting and systems integration work represented 25%. Geographically, clients in Canada represented 76% of revenue; clients in the US represented 18%; and all other regions, 6%. Revenue from clients in the financial services sector remained strong, representing 40% of revenue; while telecom represented 25%; manufacturing, retail and distribution clients, 14%; government clients, 13%; utilities and services, 6%; and healthcare, 2%. The changes in revenue mix, when compared to the third quarter, were primarily a result of revenue recognized by Innovapost, a joint-venture with Canada Post, for IT outsourcing contracts.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")1 for the fourth quarter increased 21.2% to $82.4 million, compared with $68.0 million in the same quarter a year ago, and increased 1.5% on a sequential basis compared with $81.2 million reported in the third quarter. The EBITDA margin was 14.4% in the fourth quarter, compared with 14.7% in last year's fourth quarter and 14.7% at the end of the third quarter.

Earnings before interest and income taxes ("EBIT"), was $60.1 million in the fourth quarter, up 19.1% over last year's fourth quarter EBIT of $50.5 million, but down 3.7% over third quarter EBIT of $62.4 million. The EBIT margin was 10.5% for the quarter, compared with 10.9% in last year's fourth quarter and 11.3% in the third quarter. The decrease in EBIT compared to last quarter is related to higher amortization of contract costs and other long-term assets, specifically the ramp-up of Innovapost, as well as certain enterprise license agreements purchased in the third and fourth quarters.

--------
1 EBITDA is equal to earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

                                                   CGI Reports 4Q & FY02 Results
                                                                November 5, 2002
                                                                          Page 3



Net earnings in the fourth quarter were $35.5 million, up 30.3% against comparable earnings before amortization of goodwill (cash net earnings)2 of $27.3 million in the same quarter a year ago, but down slightly from $36.5 million reported in the third quarter. Net earnings per share were $0.09 for the quarter, compared with cash net earnings per share of $0.08 reported in last year's fourth quarter, and $0.10 reported in the third quarter of fiscal 2002. The net margin was 6.2%, compared with 6.6% in the third quarter and cash net margin of 5.9% in the fourth quarter of fiscal 2001. The sequential decrease is reflective of the EBIT decrease explained above. Earnings per share were calculated on 380.3 million weighted average shares outstanding, an increase of 10.7% more shares outstanding year-over-year.

CGI continues to maintain a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At September 30, 2002, the total credit facility available amounted to $249.1 million. Additionally, as of September 30, 2002, CGI had cash and cash equivalents of $104.2 million, compared with $122.9 million as of June 30, 2002. The decrease in cash is primarily a result of the reimbursement of the Libor advance debt for US$20 million and the purchase of an enterprise license agreement.

Fourth Quarter Operating Highlights
CGI's growth prospects and solid backlog were improved during the quarter as a result of investments and operational initiatives. In the quarter, CGI:
o    Announced $521.1 million in new contract bookings, renewals and extensions.
o Closed the acquisition of privately-held IMPLETECH International Inc. with revenue valued at $5 million. Twenty professionals, located mostly in Toronto, joined CGI with a focus on enterprise resource planning (ERP) implementation to clients within the automotive, food and beverage, pharmaceutical and industrial/electronic sectors.
o    Signed  its  first  finance  and  accounting   business   process  services
     outsourcing contract with GrafTech International Ltd (formerly UCAR International Inc.) (NYSE: GTI), a 10-year contract valued at US$36 million. CGI will deploy best practices to optimize transactional activities, including accounts payable and accounts receivable as well as perform certain analytical functions such general accounting, cost accounting and analysis activities.

Initiatives and Outlook
As stated in September, CGI expects base revenue for its 2003 fiscal year to be between $2.4 and $2.6 billion and net earnings per share to be in the range of $0.43 to $0.47. This guidance is based on information known today about market conditions and demand for its services and excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue.

Margin improvement is a critical financial objective and will be realized in future quarters through further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in SG&A expenses.

Mr. Godin added, "Our 2003-2005 strategic plan focuses on realizing CGI's vision -- to become a world-class leader in information technology and business process outsourcing, recognized as a partner of choice by our clients. We will provide our clients with quality services and value, our members with challenging opportunities to grow and we will generate solid returns for our shareholders. Our objective is to achieve double-digit growth over each of the next three years

--------
2 In accordance with recommendations of the Canadian Institute of Chartered Accountants (CICA), effective October 1, 2001 CGI stopped recording the amortization of goodwill. As such, net earnings and earnings before amortization of goodwill (cash net earnings) are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings results to cash net earnings figures provided in year-over-year comparisons.

                                                   CGI Reports 4Q & FY02 Results
                                                                November 5, 2002
                                                                          Page 4



in order to reach $3.5 billion in revenues by fiscal 2005, with continued improvement in our key financial ratios."

"To realize our vision, our priority is on execution. CGI's growth has been and will continue to be driven by our disciplined financial approach to growth - winning smaller contracts, renewals and add-on projects; securing large IT & BPO outsourcing contracts, and making niche as well as large strategic acquisitions. Our pipeline of $5 billion in outstanding proposals is made up of large and mid-sized contracts, including a growing number of opportunities from US-based clients. Our financial position which is as strong as ever, our unique global delivery model, and our deep client relationships give us confidence in the ability to turn our pipeline into backlog and deliver even better results going forward."


Quarterly Conference Call
A conference call for the investment community will be held today, November 5, at 9:00 am (Eastern Time). Participants may access the call by dialing 888-740-9683 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.


Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


For more information:

CGI Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803 or (514) 841-3200

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy                               10 pages of financial statements and
Director, Media Relations                   notes are attached
(514) 841-3430

                      Consolidated Financial Statements of
                                 CGI Group Inc.
                 For the twelve months ended September 30, 2002

Consolidated Financial Statements of CGI Group Inc.
For the twelve months ended September 30, 2002

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
                                                                  Three months ended September 30  Twelve months ended September 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2002             2001             2002             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               $                $                $                $
Revenue                                                                  571,860          461,907        2,169,613        1,560,391
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
Costs of services, selling and administrative expenses                   484,829          390,184        1,842,854        1,328,460
Research                                                                   4,614            3,704           17,609           12,585
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         489,443          393,888        1,860,463        1,341,045
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                          82,417           68,019          309,150          219,346
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of fixed assets                              8,687            9,523           37,781           32,536
Amortization of contract costs and other long-term
  assets (Note 5)                                                         13,624            8,026           39,224           23,186
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          22,311           17,549           77,005           55,722
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items:                                      60,106           50,470          232,145          163,624
-----------------------------------------------------------------------------------------------------------------------------------
Interest
Long-term debt                                                               398            1,258            2,411            4,206
Other                                                                     (1,121)            (567)          (2,833)          (2,664)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (723)             691             (422)           1,542
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, entity subject to significant
  influence and amortization of goodwill                                  60,829           49,779          232,567          162,082
Income taxes                                                              25,305           22,507           96,768           72,165
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
  and amortization of goodwill                                            35,524           27,272          135,799           89,917
Entity subject to significant influence                                        -                -                -                7
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                                  35,524           27,272          135,799           89,924
Amortization of goodwill, net of income taxes                                  -            7,451                -           27,135
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                              35,524           19,821          135,799           62,789
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding Class A subordinate
  shares and Class B shares                                          380,349,866      343,593,521      377,349,472      299,500,350
-----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share before amortization
  of goodwill (Note 3)                                                      0.09             0.08             0.36             0.30
-----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share (Note 3)                               0.09             0.06             0.36             0.21
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)
                                                                  Three months ended September 30  Twelve months ended September 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2002             2001             2002             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               $                $                $                $
Retained earnings, beginning of period                                   342,420          226,124          245,945          183,156
Share issue costs, net of income taxes (Note 3)                                -                -           (3,800)               -
Net earnings                                                              35,524           19,821          135,799           62,789
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                         377,944          245,945          377,944          245,945
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
As at September 30,

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)                                                                Restated (Note 2)
                                                                                                  2002                     2001
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     $                        $
Assets
Current assets
         Cash and cash equivalents                                                             104,221                   46,008
         Accounts receivable                                                                   295,191                  286,156
         Income taxes                                                                                -                      979
         Work in progress                                                                       98,904                   84,838
         Prepaid expenses and other current assets                                              48,373                   48,931
         Future income taxes                                                                    12,567                   17,998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               559,256                  484,910

Fixed assets                                                                                   145,381                  123,391
Contract costs and other long-term assets                                                      433,742                  272,403
Future income taxes                                                                             28,661                   29,002
Goodwill                                                                                     1,133,852                1,118,963
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             2,300,892                2,028,669
-------------------------------------------------------------------------------------------------------------------------------

Liabilities
Current liabilities
         Accounts payable and accrued liabilities                                              261,509                  295,092
         Deferred revenue                                                                       61,027                   50,652
         Income taxes                                                                            5,128                        -
         Future income taxes                                                                    26,301                   21,013
         Current portion of long-term debt                                                       4,172                    7,528
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               358,137                  374,285

Future income taxes                                                                             93,696                   43,705
Long-term debt                                                                                   4,328                   32,752
Deferred credits and other long-term liabilities                                                65,116                   74,813
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               521,277                  525,555
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
         Capital stock (Note 3)                                                              1,332,621                1,198,096
         Contributed surplus                                                                     3,652                      211
         Warrants and stock options (Note 3)                                                    31,132                   35,101
         Retained earnings                                                                     377,944                  245,945
         Foreign currency translation adjustment                                                34,266                   23,761
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             1,779,615                1,503,114
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             2,300,892                2,028,669
-------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the twelve months ended September 30, 2002

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)
                                                                  Three months ended September 30  Twelve months ended September 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2002             2001             2002             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               $                $                $                $
Operating activities
         Net earnings                                                     35,524           19,821          135,799           62,789
         Adjustments for:
                  Depreciation and amortization of fixed assets            8,687            9,523           37,781           32,536
                  Amortization of contract costs and other
                    long-term assets (Note 5)                             19,835           12,637           62,783           33,460
                  Amortization of goodwill                                     -            7,807                -           28,586
                  Deferred credits and other long-term liabilities       (12,209)          (9,223)         (50,021)         (14,442)
                  Future income taxes                                     17,139           26,166           35,602           32,589
                  Foreign exchange loss (gain)                               763             (396)           1,240            4,213
                  Entity subject to significant influence                      -                -                -               (7)
         Net change in working capital items                             (18,240)         (50,701)         (45,737)          (5,722)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                     51,499           15,634          177,447          174,002
-----------------------------------------------------------------------------------------------------------------------------------

Financing activities
         Net variation of credit facility                                (30,434)         (30,000)         (25,000)          (5,000)
         Decrease of other long-term debt                                 (4,596)         (51,093)          (8,342)         (65,027)
         Issuance of shares                                                2,113           53,716          131,736           54,206
         Share issue costs                                                     -                -           (5,500)               -
-----------------------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by financing activities                         (32,917)         (27,377)          92,894          (15,821)
------------------------------------------------------------------------------------------------------------------------------------

Investing activities
         Business acquisitions (net of cash) (Note 4)                     (3,202)          22,399          (19,866)         (86,393)
         Investment in a joint venture (Note 4)                                -                -          (26,000)               -
         Purchase of fixed assets                                        (16,311)          (2,966)         (57,199)         (23,993)
         Proceeds from sale of fixed assets                                    -            1,270                -            1,270
         Proceeds from sale of subsidiaries (Note 4)                           -                -           10,365                -
         Contract costs and other long-term assets                       (18,824)         (12,375)        (122,903)         (48,635)
------------------------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by investing activities                         (38,337)           8,328         (215,603)        (157,751)
------------------------------------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash held in foreign
  currencies of self-sustaining subsidiaries                               1,049           (3,891)           3,475           (3,763)
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                     (18,706)          (7,306)          58,213           (3,333)
Cash and cash equivalents at beginning of period                         122,927           53,314           46,008           49,341
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                               104,221           46,008          104,221           46,008
-----------------------------------------------------------------------------------------------------------------------------------

Interest paid                                                                663              552            2,172            4,592
Income taxes paid                                                         18,353           10,100           51,923           41,615
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2002
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2001.

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2001, except as noted below. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

On October 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations , and 3062, Goodwill and Other Intangible Assets . Under the revised Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

On April 1, 2002,  the Company  early  adopted the  recommendations  of Handbook
Section 3870, Stock-Based Compensation and Other Stock-Based Payments . This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosure relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 3.

Note 2 - Preparation of Consolidated Financial Statements

Amortization of incentives related to outsourcing contracts

During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on recently issued EITF 01-9, Accounting for consideration given by a vendor to a customer , by the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF"). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which were previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the quarter and year ended September 30, 2001 has been reduced by $7,111,000 and $20,924,000 respectively, amortization of contract costs and other long-term assets has been reduced by $4,611,000 and $10,274,000 respectively and costs of services, selling and administrative expenses has been reduced by $2,500,000 and $10,650,000 respectively.

Foreign currency translation adjustment

During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment resulted in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

Accounts receivable and deferred revenue

During the year ended September 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.

Goodwill and integration liability

During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMRglobal Corp. ("IMRglobal" or "IMR") was reduced by $20,810,000. As a result, goodwill and future income tax assets recorde in connection with the acquisition also decreased by $17,027,000 and $3,783,000 respectively.

Note 3 - Capital stock, stock options and warrants

Capital stock - Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Stock options - Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10 year period, except in the event of retirement, termination of employment or death.

Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001 under this stock option plan, the Company's pro forma net earnings, basic and diluted earnings per share would have been $34,354,000, $0.09 and $0.09, respectively, for the quarter ended
September  30,  2002  and  would  have  been   $131,669,000,   $0.35  and  $0.35
respectively for the year ended ended September 30, 2002. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.27 per stock option for 1,096,101 stock options (net of cancellation) granted during the year ended September 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.60%, dividend yield of 0.0%, expected volatility of 48.7% and expected life of five years. As permitted by the Handbook Section 3870, the pro forma disclosure omits the effect of awards granted before October 1, 2001.

In connection with a business acquisition completed in fiscal 2001, where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

Warrants - In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract, or date of business acquisition, and have an exercise period of five years. As at September 30, 2002 and 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority
Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the Toronto Stock Exchange ("TSX") on the date preceding the issuance of the Extended Warrants.

The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

                                                                                                        2002                  2001
----------------------------------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                       339,900,257           327,032,717
Class B shares                                                                                    40,799,774            40,799,774
----------------------------------------------------------------------------------------------------------------------------------
Total capital stock                                                                              380,700,031           367,832,491
Number of stock options (Class A subordinate shares) - Accounted for                               2,333,231             3,139,943
Number of stock options (Class A subordinate shares) - Not accounted for                          18,481,589            21,083,909
Number of warrants (Class A subordinate shares) - Accounted for                                    5,118,210             5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for             4,562,058             4,562,058
----------------------------------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants                 411,195,119           401,736,611
----------------------------------------------------------------------------------------------------------------------------------

For 2002 and 2001, the Class A subordinate shares and the Class B shares changed as follows:

                                                                 September 30, 2002                               September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                   Class A subordinate shares        Class B shares  Class A subordinate shares       Class B shares
------------------------------------------------------------------------------------------------------------------------------------
                                           Number      Amount       Number   Amount           Number     Amount       Number  Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                            $                     $                           $                    $
Balance, beginning of period          327,032,717   1,143,891   40,799,774   54,205      240,755,667    490,645   34,846,526   1,162
Issued for cash (1)                    11,110,000     124,988            -        -                -          -    5,953,248  53,043
Issued as consideration for
  business acquisitions (Note 4)          210,739       2,261            -        -       85,835,178    651,010            -       -
Options exercised                       1,546,801       7,276            -        -          441,872      2,236            -       -
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                339,900,257   1,278,416   40,799,774   54,205      327,032,717  1,143,891   40,799,774  54,205
------------------------------------------------------------------------------------------------------------------------------------

(1) On December 20, 2001, the Company issued  11,110,000 Class A subordinate  shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning stock options and warrants accounted for the years ended September 30:

                                                                               2002                                             2001
------------------------------------------------------------------------------------------------------------------------------------
                                                Stock options              Warrants               Stock options             Warrants
------------------------------------------------------------------------------------------------------------------------------------
                                           Number      Amount       Number   Amount           Number     Amount       Number  Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                            $                     $                           $                    $
Balance, beginning of period            3,139,943      15,446    5,118,210   19,655                -          -            -       -
Granted as consideration for
  business acquisitions                         -           -            -        -        3,357,962     16,519    5,118,210  19,655
Exercised                                (107,318)       (528)           -        -         (218,019)    (1,073)           -       -
Forfeited and expired (2)                (699,394)     (3,441)           -        -                -          -            -       -
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                  2,333,231      11,477    5,118,210   19,655        3,139,943     15,446    5,118,210  19,655
------------------------------------------------------------------------------------------------------------------------------------

(2) During the year ended September 30, 2002, the Company  cancelled options for an amount of $3,441,000 which has been reclassified to Contributed surplus.

The following table presents information concerning all stock options granted to certain employees and directors by the Company for the years ended September 30:

Number of options                                                                          2002                       2001
--------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period                                                     24,223,852                  6,413,181
Granted                                                                               1,206,925                 10,643,930
Granted as consideration for business acquisitions                                            -                  8,424,502
Exercised                                                                            (1,546,801)                  (441,872)
Forfeited and expired                                                                (3,069,156)                  (815,889)
--------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                                                           20,814,820                 24,223,852
--------------------------------------------------------------------------------------------------------------------------

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and twelve months ended September 30, 2002 and 2001:

                                                                                                    Three months ended September 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2002                                               2001
-----------------------------------------------------------------------------------------------------------------------------------
                                     Net earnings  Number of shares    Per share        Net earnings    Number of shares  Per share
                                      (numerator)     (denominator)       amount         (numerator)       (denominator)     amount
-----------------------------------------------------------------------------------------------------------------------------------
                                                $                              $                   $                              $
Net earnings                               35,524       380,349,866         0.09              19,821         343,593,521       0.06
-----------------------------------------------------------------------------------------------------------------------------------
Dilutive options                                            816,617                                            2,202,589
Dilutive warrants                                                 -                                              981,267
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings after assumed
  conversions                              35,524       381,166,483         0.09              19,821         346,777,377       0.06
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Twelve months ended September 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2002                                               2001
-----------------------------------------------------------------------------------------------------------------------------------
                                     Net earnings  Number of shares    Per share        Net earnings    Number of shares  Per share
                                      (numerator)     (denominator)       amount         (numerator)       (denominator)     amount
-----------------------------------------------------------------------------------------------------------------------------------
                                                $                              $                   $                              $
Net earnings                              135,799       377,349,472         0.36              62,789         299,500,350       0.21
-----------------------------------------------------------------------------------------------------------------------------------
Dilutive options                                          2,083,498                                            1,287,291
Dilutive warrants                                         2,137,885                                              319,545
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings after assumed
  conversions                             135,799       381,570,855         0.36              62,789         301,107,186       0.21
-----------------------------------------------------------------------------------------------------------------------------------

Note 4 - Investments in subsidairies and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During fiscal 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000 including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired 100% of the outstanding shares of the businesses except in two cases, where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

                                                                      $
Non cash working capital items                                   (2,686)
Future income taxes                                                 933
Fixed assets                                                      1,271
Contract costs and other long-term assets                         2,166

Goodwill (1)                                                     23,049
-----------------------------------------------------------------------
                                                                 24,733
Cash position at acquisition                                        255
-----------------------------------------------------------------------
Net assets acquired                                              24,988
-----------------------------------------------------------------------
Consideration
Cash (including acquisition cost)                                20,121
Balance of purchase price                                         2,606
Issuance of 210,739 Class A subordinate shares (2)                2,261
-----------------------------------------------------------------------
                                                                 24,988
-----------------------------------------------------------------------
(1) Goodwill includes an amount of $9,292,000 for tax purposes. Of the total goodwill amount, $10,986,000 is included in the US and Asia Pacific segment and the remaining $12,063,000 is included in the Canada and Europe segment.

(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combinaison were agreed to and announced.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost. The Company also paid, through Innovapost, an incentive payment of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10 year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs and other long-term assets in accordance with its substance and will be amortized over the term of the contract.

During the year, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

During the quarter ended June 30, 2002, the Company finalized the purchase price allocation to the assets and liabilities acquired from Confederation des caisses populaires et d'economie Desjardins du Quebec on May 1, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, this assessment resulted in a decrease of the integration costs accrual of $2,864,000, a decrease of goodwill of $1,805,000 and a decrease of future income tax assets of $1,059,000.

Furthermore, during the twelve months ended September 30, 2002, the Company reviewed the purchase price allocation of IMRglobal acquired on July 27, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, the reclassification resulted in a decrease of non cash working capital items of $3,947,000, an increase of contract costs and other long-term assets of $7,577,000, a decrease of goodwill of $978,000 and a decrease of future income tax assets of $2,652,000.

The schedule below reflects the payments made and the remaining balance of accrued acquisition and integration costs related to IMR.

                                                           Restated
                                                      Balance as at       Paid during the twelve months                Balance as at
                                                 September 30, 2001            ended September 30, 2002           September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                  $                                   $                            $
Professional fees                                             2,834                               2,796                           38
Consolidation and closure of facilities                      12,446                               4,745                        7,701
Severance                                                    11,700                              10,468                        1,232
Other                                                         1,655                                 325                        1,330
------------------------------------------------------------------------------------------------------------------------------------
                                                             28,635                              18,334                       10,301
------------------------------------------------------------------------------------------------------------------------------------

Note 5 - Supplementary contract costs and other long-term assets information

The following table presents information concerning the amortization of contract costs and other long-term assets including the amortization presented as a reduction of revenue as described in Note 2:

                                                   Three months ended September 30             Twelve months ended September 30
-------------------------------------------------------------------------------------------------------------------------------
                                                             2002             2001                   2002                  2001
-------------------------------------------------------------------------------------------------------------------------------
                                                                $                $                      $                     $
Amortization presented as a reduction of revenue            6,211            4,611                 23,559                10,274
Amortization presented as an expense                       13,624            8,026                 39,224                23,186
-------------------------------------------------------------------------------------------------------------------------------
Total amortization of contract costs and other
  long-term assets                                         19,835           12,637                 62,783                33,460
-------------------------------------------------------------------------------------------------------------------------------

Note 6 - Segmented information

Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                                 Corporate
                                                                             US and               expenses
                                                               Canada and      Asia                    and  Intersegment
As at and for the three months ended September 30, 2002            Europe   Pacific        BPS    programs   elimination       Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                        $         $          $           $            $            $
Revenue                                                           494,427    63,989     27,517           -      (14,073)     571,860
Operating expenses                                                400,033    63,581     20,766      19,136      (14,073)     489,443
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                   94,394       408      6,751     (19,136)           -       82,417
         Depreciation and amortization                             15,320     5,411      1,097         483            -       22,311
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
         of goodwill                                               79,074    (5,003)     5,654     (19,619)           -       60,106
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,265,594   743,519    118,142     173,637            -    2,300,892
------------------------------------------------------------------------------------------------------------------------------------

As at and for the three months ended September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                           387,752    66,978     18,624           -      (11,447)     461,907
Operating expenses                                                314,270    68,429     14,472       8,164      (11,447)     393,888
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                   73,482    (1,451)     4,152      (8,164)           -       68,019
         Depreciation and amortization                             15,696     1,092        669          92            -       17,549
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
         of goodwill                                               57,786    (2,543)     3,483      (8,256)           -       50,470
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,163,645   741,585     78,683      44,756            -    2,028,669
------------------------------------------------------------------------------------------------------------------------------------

As at and for the twelve months ended September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                         1,823,995   309,683     93,461           -      (57,526)   2,169,613
Operating expenses                                              1,481,129   303,530     71,927      61,403      (57,526)   1,860,463
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                  342,866     6,153     21,534     (61,403)           -      309,150
         Depreciation and amortization                             59,457    10,937      4,239       2,372            -       77,005
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes and amortization
         of goodwill                                              283,409    (4,784)    17,295     (63,775)           -      232,145
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,265,594   743,519    118,142     173,637            -    2,300,892
------------------------------------------------------------------------------------------------------------------------------------

As at and for the twelve months ended September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                         1,345,538   178,566     74,735           -      (38,448)   1,560,391
Operating expenses                                              1,092,343   195,076     57,669      34,405      (38,448)   1,341,045
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                                  253,195   (16,510)    17,066     (34,405)           -      219,346
         Depreciation and amortization                             49,517     2,126      2,873       1,206            -       55,722
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes, entity subject to
         significant influence and amortization of goodwill       203,678   (18,636)    14,193     (35,611)           -      163,624
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                    1,163,645   741,585     78,683      44,756            -    2,028,669
------------------------------------------------------------------------------------------------------------------------------------

                                                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date: November 5, 2002
                                         By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice-President
                                                    and Chief Corporate Officer
                                                    and Secretary